Conference Call Transcript

VIA-Q3 2005 Viacom Earnings Conference Call

Event Date/Time: November 1, 2005, 8:30am E.S.T.

Filed by: Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-09553

Subject Company: Viacom Inc.

This release contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov and through Viacom’s Investor Relations at Investor.Relations@viacom.com.

Participants: Michael Dolan, Tom Freston, Les Moonves, Sumner Redstone, Fred Reynolds, Marty Shea, Gordon Hodge, Victor Miller, Doug Mitchelson, Anthony Noto, Michael Nathanson, Jessica Reif Cohen, Doug Shapiro, Lowell Singer, Kathy Styponias, Spencer Wong

Operator

Good day, everyone, and welcome to the Viacom 2005 Third Quarter Earnings Release Teleconference. Today's call is being recorded. At this time I would like to turn the call over to the Senior Vice President of Investor Relations, Mr. Marty Shea. Please go ahead, sir.

Marty Shea

Good morning, everyone. Thank you for taking the time to join us for our third quarter 2005 earnings call. Joining me for today's discussion are Sumner Redstone, Chairman and CEO; Tom Freston, Co-President and Co-COO; Leslie Moonves, Co-President and Co-COO; Michael Dolan, Executive Vice President and CFO; and Fred Reynolds, soon-to-be CFO of the new CBS Corporation. Sumner will have opening remarks and then we will turn the call over to Mike for some specific financial issues. We will then hear from Tom and Les for a discussion of strategy and operations and then open the call up to questions.

Let me note that statements on this conference call relating to matters which are not historical facts are forward-looking statements which involve risks and uncertainties that could cause actual results to differ. Risks and uncertainties are disclosed in Viacom's securities filings. This call contains information regarding the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a registration statement on Form S-4 with the SEC. Investors and securityholders are urged to read the registration statement and related matters that are filed with the SEC because they contain important information about the proposed transaction. Investors and securityholders may obtain copies of these documents and other documents containing information about Viacom without charge at the SEC's website at www.sec.gov and through Viacom's Investor Relations at Investor.Relations@viacom.com.

A summary of Viacom's third-quarter 2005 results should have been sent to all of you. If you did not receive yours, please contact Maureen Kenny at 212-846-7536 and she will get it to you. A webcast of this call, the earnings release, and other information related to the presentation can be found on Viacom's corporate website on the Internet under the address of viacom.com.

Now I will turn the call over to Sumner.

Sumner Redstone

Thanks, Marty, and good morning, everyone. Thanks for being here. By now you have seen our results and know that Viacom had once more another more than solid quarter and is on track to deliver its growth projections for the year. As most of you know, we filed our Form S-4 with the SEC on October 5th and updated the anticipated timing for completing the separation. We are now looking at the end of this year as opposed to the first quarter of 2006 as initially projected.

Now Mike Dolan will give you an update on where we are in the process in a few moments, but let me just say that as someone who has seen his share of corporate reorganization, corporate consolidation, and now some simplification, I could not be more excited about where we are headed with our Company's realignment.

The new Viacom is well on its way to becoming a great growth story. Best-in-class brands, multiplatform content in the right businesses, a proven track record of creative innovation and growth, an impressive international foothold from which to expand around and encompass the world, the new Viacom's singular and powerful vision is clear; to be the global multiplatform leader based on the power of its brand and its connection with the key demographic it serves.

CBS Corporation has an equally compelling story, although with a different plot. Led by its powerful mass media brands, CBS Corporation plans to continue to reinvest in its businesses to further financial growth, deliver strong operating results, generate significant cash flow, pay an attractive dividend, and most importantly, provide stockholders with a consistent return on their investment.

Tom and Les will provide some color on strategy, strength, structures momentarily. I don't want to steal their thunder, but let me tell you these guys are ready to rock. In short, we will unleash these pure play powers on the opportunities that exist in this rapidly changing competitive environment.

Now let's look at the third quarter numbers. On a consolidated basis, revenues increased 10% to $5.9 billion from $5.4 billion for the same quarter which was last year led by growth of 54% in Entertainment; 50% in Cable Networks, as well as increases in Outdoor and Radio, revenues from advertising climbed 9% led by gains of 17% in the Cable Networks and 7% in Television. The Company's operating income for the third quarter rose 5% to $1.4 billion, paced by increases in nearly every segment including double-digit gains in Cable Networks, Entertainment and Outdoor.

It is important to note that we delivered these numbers despite some significant onetime items in the quarter. In addition to the $17 million of separation expenses, damage from Hurricanes Katrina and Rita cost us about $22 million in revenue and expenses principally in the Outdoor, Television and Cable Networks. In the quarter we also recorded a onetime charge of $90 million related to the sale of two TV stations.

Overall we continue to generate significant per-share growth for shareholders. Net earnings per diluted share for continuing operations in the third quarter increased 12% to $0.47 per diluted share compared with $0.42 per diluted share in the prior year. This reflected a 2% increase in net earnings from continuing operations to $735 million from $722 million for the same quarter last year.

Our free cash flow was $879 million, compared with $543 million for the same prior-year period and we used that cash to fuel our continuing buyback program. We have stepped up our program because we see great value in our shares during this period. Our shareholders pause to evaluate where we thoroughly understand, namely the separation you can count on. And you can count on us being extremely aggressive with our repurchase program.

For the third quarter 2005, we purchased 35 million shares of Class B Common Stock and the additional 14.9 million shares we purchased in the period from October 1st to October 28th, 2005, we have acquired a total of $6 billion under the $8 billion program authorized last Fall. Likewise, Viacom returned approximately $110 million to shareholders in the form of dividends on October 1st.

Looking ahead to the rest of 2005, we remain on track with our guidance of mid single-digit growth in revenues and operating income and high, high single-digit growth in earnings per share. This is an exciting and an extraordinary time for the Company as we embark upon this bold venture.

These two companies will maximize our business performance and in turn their returns to shareholders. Both will have individually compelling stories; exciting stories that will unfold over time as these companies pursue their promising destinies. But there will always be one place where the plots of Viacom and CBS Corporation overlap and that is in their unwaving commitment to creating value for shareholders. As I used to say at Viacom, we have an unwaving commitment to excellence and we understand that for these two companies, nothing is impossible.

And with that, I will now pass it over to Mike.

Michael Dolan

Thanks, Sumner. Tom and Leslie will be covering the quarterly highlights, but before they do I would like to provide a quick update on the split transaction itself. First, as Sumner mentioned, we are in a great place as far as this spin off is concerned. At this point we anticipate closing by the end of the year. Between now and then, though, there are several key steps in the process I'd like to walk you through.

First, we are on track to update our SEC filings for third quarter results and mail the documents to shareholders by early December. Then, at the discretion of the New York Stock Exchange, the stock for the new companies will trade on a when-issued basis. As we said in our last call, CBS will absorb the current Viacom dividend and majority of the debt. New Viacom as a result will be significantly underleveraged. It is our intent to increase the leverage of new Viacom to a range of 2.75 to 3.0 times EBITDA. This capacity will be used for continuing substantial share repurchase program that Sumner mentioned and selective tuck-in acquisitions that Tom has talked about in the past. In preparation, new Viacom in December will request Board authorization for share repurchase program.

On the last call, I mentioned several cost reduction initiatives that we have underway and I'd like to briefly update you on these. We are finalizing at this moment the results of our overhead study and as you remember during the last call, I said that the overhead study that we are looking at includes not just the overheads at corporate Viacom but the overheads in the divisions as well. So it is the total overhead nut that we are looking at. And we are confirmed in our view that the total cost of the overheads of these companies will be less than the current consolidated costs.

We are also making good progress on a new corporate purchasing initiative and we're now implementing the tax strategies that I referenced on the last call. All in all, steady progress and we look forward to seeing you in December.

I'll now pass it over to Tom.

Tom Freston

Thanks, Mike, and good morning everyone. This is an exciting time for Viacom. I am happy to have this opportunity to talk you about our plans and our progress. Today, I am going to walk you through the third quarter operational highlights for the businesses I oversee, the cable networks and the entertainment segment, which next year will be the new Viacom.

The third quarter is not only indicative of the strength of our businesses but also provides a glimpse of our prospects as a public company. We're already working towards the strategic imperatives we outlined for the new Viacom and are making progress. From the beginning we intend to be a leaner and more focused Company with a strategic operational and financial flexibility to build on our positions of strength. The overarching strategic priority for the new Viacom is to be the best-in-class, consumer focused, branded global content Company. Knowing and understanding our audiences and in turn developing innovative content to meet their ever-changing pace and needs have been the key strategies for the double-digit top and bottom line growth our cable networks have experienced for over the last two decades; an ability to evolve with our audiences and to connect with them on every platform.

Our results validate this strategy. If you look at the new Viacom in the third quarter, we grew revenues 26% and operating income 28%. Year-to-date new Viacom grew revenues 22% and operating income 18%. This is all on a segment basis.

For Cable Networks, revenues increased 15% for the quarter, driven by double-digit growth in all three principal revenue streams. Advertising increased 17% with gains across all MTV channels and at BET. Affiliate fees increased 10%, reflecting both rate and subscriber increases at the networks. Ancillary revenues were up 20% over the same prior-year period, which primarily reflect licensing and syndication fees for Comedy Central and consumer products at MTV International.

Operating income for cable increased 11%, reflecting the strong topline growth as well as the continued investment in programming and the new digital business initiatives to enhance our long-term growth prospects.

Programming investment translated into rating success across our portfolio of networks. MTV scored its highest rated third quarter in its history in its key 12 to 34 year-old demographic and maintained its leadership position for the 34th consecutive quarter as the number one rated 24 hour basic cable network among 12 to 24s.

Third quarter '05 was the number one quarter in BET history with viewership up 26% versus year ago. It was Nick at Nite's most watched quarter ever among total viewers, finishing number one in adults 18 to 49, women 18 to 49, and women 18 to 34. Spike also saw its highest ratings ever in adults and in males 18 to 49 in prime time.

Nickelodeon remained the number one cable network for the tenth year in a row among total viewers and across all kid demos. And in addition to all of this, CMT, Comedy Central, TV Land and VH1 are all experiencing record quarterly or year-to-date ratings.

I want you to know we will never be complacent with the success of our cable networks. We have a desire to continually innovate and improve. That is the mindset we are now applying to our other high-profile business, Paramount Pictures. We are in the process of evolving Paramount Pictures into a new motion picture model that recognizes the changing realities of the film business, captures all the strengths of the studio, and leverages the unique capabilities of our worldwide cable networks. Our performance in the third quarter at the studio was excellent.

And looking at the Entertainment segment overall, which includes Paramount Pictures and Famous Music, revenues increased 54% to $845 million from $549 million in the third quarter primarily due to increased worldwide theatrical revenues including continuing contributions from the War of the Worlds and the third quarter releases of Four Brothers and Bad News Bears, as well as higher domestic home entertainment and worldwide pay TV revenues. Operating income increased to $109 million from $5 million in the third quarter last year.

We also made good progress in the quarter against our multiplatform strategy. On last quarter's call, we outlined our twofold approach to the strategy. First, to extend our existing brand through every relevant digital platform; and second, to develop or acquire new businesses through targeted acquisitions to augment our current capabilities as needed.

By expanding our reach into new markets and onto new media platforms we will build an even deeper relationship with our audiences. In the last six months, we have built and launched innovative broadband networks for almost all are major cable brands. We launched MTV Overdrive on MTV.com, which gives viewers on demand access to short form video programming on a streaming and download basis. Nickelodeon launched Turbo Nick. VH1 launched V Spot. MTVU launched MTVU Uber. And Comedy Central is launching their broadband channel, the MotherLoad today.

All these broadband networks will be great businesses for us going forward as the web continues to move from text to video. They are high CPM businesses and they allow us to really leverage our video production skills and our libraries on line.

Back in June, we acquired Neopets and we added another online acquisition this month when we acquired iFilm, a leading online independent video network. iFilm is the leading aggregator and distributor of user generated video content on line and has one of the largest libraries of short form entertainment on the web. It is a perfect fit for our Company.

In September, we announced a global licensing agreement with the Warner Music Group for the use of their music videos and original mobile programming developed by MTV Networks. We expect to have 50 wireless deals worldwide internationally by year end and be in front of 750 million users worldwide with carriers from Verizon to China Mobile to DoCoMo.

Looking more specifically at our broadband networks, we see a three-part success story. First, the products have gotten great reviews from our consumers, our competitors and the editorial community. Second, the product has been a home run with the advertising community where we are doing business at three times our TV CPMs and have seen the client list grow quickly to include a range of blue-chip advertisers. And finally, even without a significant promotional commitment to date, we have seen consistent and growing usage. We are really excited about our performance this year and for the prospects of the new Viacom going forward.

That said, I want you to know that we understand that separating ourselves into two companies is not the silver bullet that will guarantee new Viacom's success. We know we need to both meet both our strategic and financial promises in order to earn your confidence and we are committed to doing that. With that in mind, we've put together a world class team at the top of our Company, a mix of insiders and outsiders including Judy McGrath's announcement today naming Michael Wolf the new COO of MTV Networks. Many of you know Michael as the leading entertainment industry strategist from McKinsey. We're thrilled that he will be with us now to ensure that we execute and operate with excellence.

We have also been spending time on the composition of our new Board and are looking for people who are world class and who bring strong expertise and points of view.

I'm looking forward to seeing all of you on the road in December. Thanks for listening and I'm going to turn now over to my partner, Les Moonves.

Les Moonves

Thank you, Tom. Unfortunately, in a couple of months we won't be partners but we will still be friends. We too at CBS have exciting third quarter highlights that clearly demonstrate our operating strength and our steady progress. Under the CBS Corporation umbrella we have powerful mass media businesses with exceptional cash generation abilities which is a very important component in how shareholders will value CBS. We are extremely excited about the future of the new CBS Corporation, but, first let's talk about our businesses.

Let me start with Television, where despite some tough comps on the syndication sales side due to last year's record-setting sale of CSI, we continue to post steady advertising revenue gains driven by 11% ad sales growth at the CBS and UPN Networks.

So far, in the new television season, CBS has been dominant. This season is only six weeks old. We have won each of the first six weeks in households and viewers by a large margin, a first for any network since 1988. We have won the most recent four weeks in adults 25 to 54 and CBS has finished first in each of the past three weeks in 18 to 49. Season to date, CBS has five of the top 10 shows, as many as all the other networks combined. And we are number one on five nights of the week in regularly scheduled programming.

We are also cleaning up in key demos. We are number one in adults 25 to 54. And at 18 to 49, we're ahead of NBC and Fox and trail NBC by just .01 of a rating point and obviously over the last three weeks, we're gaining momentum, having been first for the last three weeks. And for the first time in 20 years, CBS is dominating Thursday night, the most important and by far the most lucrative night in television. We are number one in each of the three hours in all categories including 18 to 49. There are huge dollars up for grabs on Thursday, the night advertisers love most, and we are now getting the lion's share of that money. And that is going to continue.

Between CBS and now UPN at 8:00 with what is considered one of the hottest and certainly the most talked about new show on television this fall, Everybody Hates Chris, we reign on Thursday nights.

Before I shift to UPN, I do want to address a recent development at CBS I couldn't be more excited about. Last week's announcement that Sean McManus will head our news division in addition to the sports division he currently oversees. Sean is a superb broadcaster whose success in our sports division is exactly what we hope to see with our news department. His ability to spot and get good talent and bring big events and great production values to the screen every single week have taken CBS Sports to the number one position in its field, which is exactly where we know our news organization has the potential to be. It is a big job, but Sean is the perfect person for the position. He is a fierce competitor who, like me, is never satisfied with being in third place.

Now getting back quickly to UPN, which also continues to climb this season in key demos, we had a strong up front with significant year-to-year gains and growth in our target demos, which is adults 18 to 34. I already mentioned the success of Everybody Hates Chris, which is up 50% in adults 18 to 49 and 60% in adults 18 to 34 versus the same time period last year. Meanwhile America's Next Top Model, UPN's number one program, continues to grow, up 9% in 18 to 49 and 15% in adults 18 to 34 season to date.

Moving on to syndication, where we have King World and Paramount, the two best brands in the world of syndication. While television license revenue decreased, this was due to pure titles available for syndication compared to the same quarter last year when we brought our juggernaut hit CSI to the syndication market for the first time. Lapping a hit like CSI is the kind of high-class problem we don't mind having. CSI is a phenomenal franchise for us. For example, this brand alone, of CSI, the profits may total more than $1 billion from network, syndication, DVD, games, Internet, and publishing sales.

In syndication, we currently have seven of the top 10 shows including the top two talk shows, Oprah and Dr. Phil; the top two game shows, Wheel and Jeopardy; and let's not forget our top entertainment shows, Entertainment Tonight and The Insider. We expect these shows to be around for a long time and to continue to produce solid revenues for us. In addition we have lucrative off network deals with Everybody Loves Raymond, and as I said, CSI.

Over at Paramount Television, we're producing many of our hit shows including CSI and the potential game changer Everybody Hates Chris. But we're not only producing shows for CBS and UPN but also for NBC, HBO, and USA. And we have ownership interests in almost all the CBS and UPN primetime hours with back-end debt benefits that will clearly pay off in a variety of ways. But more about that later.

We're also excited about Showtime, which as part of CBS will be in a better position to bolster its strategic plans built around original programming franchises such as Weeds and the upcoming Sleeper Cell. We believe that Showtime has the ability to generate incremental revenue.

Moving onto the television station group which outpaced the industry in the quarter. While the market was down 8.5% for the quarter, we were up by 0.6 and for September the industry was down by 4.3 while we were up 6% for the month. The rating success of CBS and UPN have in turn translated into huge success for our stations. For example in the October sweep, 13 of our 16 stations were number one in primetime. Our local newscasts are also reaping the rewards of our primetime success as we saw the combined ratings of our late local newscasts increase 9% over the same period last year.

The station group outperformed despite some significant one-time items in the quarter that Sumner mentioned including approximately a $19 million impact from the sale of two television stations. The good news is that is behind us and 2006 is looking even better for our station group.

Historically, even numbered non-presidential election years are our best performing and we are already seeing the benefits of '05 political dollars pouring in for the third and fourth quarter. Between the New York Mayor election, the New Jersey governors race, and the upcoming ballot initiatives in California where we happen to own six stations, we are seeing significant increases in political ads in the fourth quarter, where pacing is up in November over last year. The flow of political dollars will continue into '06 and we have the momentum to realize significant gains next year.

Turning to Radio, this is the third consecutive quarter of revenue growth for Infinity as revenues increased 2% to $542 million from $529 million, reflecting both local and national advertising gains, a sign of building momentum in the radio ad market. Not only that but we're outperforming the market this year. In Infinity's 40 markets, spot sales are up 3.6 versus the industry's 1.6. In the top 10 markets, Infinity is up 4.7 compared to the industry's 2.8.

We're also continuing to see our investments in programming and marketing pay off. For example we have now launched 11 Jack stations including Sacramento just last week. Out of the first 10 Jack stations launched, nine have had tremendous ratings gains. And we continue to innovate. Last week we announced the launch of Free FM, a bold new format. When Howard Stern goes to pay radio, we will wish him goodbye. We will offer 10 different shows including rock legend, David Lee Roth, and media personality Adam Carolla. We're excited about this next generation of FM stations and about the other innovations we are embracing, including streaming, podcasting, wireless, and HD.

Like Radio, Outdoor continues to convert significant revenues into solid operating income contributions. During the third quarter we saw operating income gains of 14% in the segment on 3% revenue growth, led by growth in our North American market. As we exit from onerous transit contracts, our margins will continue to improve. Again, the Outdoor number includes about $12 million of onetime charges related to Hurricanes Katrina and Rita.

We continue to pursue a global strategy for Outdoor. We just announced our acquisition of Magic Media, a Beijing based company that has the primary rights for advertising on the city's bus system. Beijing happens to also be the 2008 Olympic host city, giving our Outdoor division a tremendous boost with a valuable region. Asia-Pacific, especially China has been the world's fastest-growing region for outdoor advertising revenue. As well we continue to expand our presence in Europe. As an example, we recently signed key contracts in Italy that strategically position us as the leading provider of advertising throughout the Italian railway system.

Outdoor is also exploiting emerging digital platforms specifically by experimenting with digital signage and changeable messaging. These new technologies give us tremendous potential for organic growth in this business. Our goal is to take the content and use it any way we can.

Turning to Parks and Publishing, operating income for the quarter increased 6% overall, driven by higher revenues at the Parks division. For the new CBS Corporation, our job is twofold. First, we will focus on making these best-in-class mass media businesses perform better and better quarter after quarter, year after year. And second, we will grow our brands and extract even more value from them, multiplying and expanding the revenue streams that flow from the valuable content we have. We'll keep our eye on delivering the kind of business development that will keep our investors excited about more than just our dividend.

This is a big part of our digital strategy. Our ability to continue to ad revenue streams is a significant and underappreciated opportunity for us. CBSNews.com is a perfect example. By using our existing news staff to manage our online news flow when minimizing additional costs while maximizing new dollars. CBS SportsLine is another model we want to replicate, creating new revenue streams by dominating emerging categories. In this case, the increasing popular paid fantasy sports category where we have seen healthy growth in sales and profits over last year.

We are tapping every single new area of revenue potential for our brands from blogging to Apples iTunes on CBS podcasting platform to the burgeoning world of ring tones and of course DVD sales. It is all about content. Like we said at the start, CBS's content is the number one in the broadcast business and that means we reach more people and now more young adults than anybody. Our programming will move across platforms and help us grow. You can look forward also to important deals in these areas in the near future.

And of course we are looking for new ways to generate cash in more traditional areas. A few years ago we paid hundreds of millions of dollars in affiliate compensation. Today, that expense is disappearing and the business model in the network business is drastically altered as a result. The same is true for retransmission. The fact is, we have not been paid for what our signal is worth, but that will change soon. We will be paid for our signal and once again the business model will shift and revenue will flow our way. It is fair. It is common sense and it is on the way.

That said, our strategic priority will be to continually return money to our shareholders while maintaining a solid investment-grade balance sheet. As we have announced, going forward we expect to pay a dividend in the range of $450 million annually, no less than what Viacom will pay in 2005. That is just the starting point; with our cash generation ability you can expect us to increase our dividends over time. Our team is great. We're ready for the future.

Thanks again for joining us today and now we will be happy to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Gordon Hodge, Thomas Weisel Partners.

Gordon Hodge

Good morning. Thanks for taking my question. Question is in Entertainment Division, there has been concern about an industry slowdown in DVD sales. It doesn't look like you are participating in that slowdown at all. I was just wondering if you could give us some specific home video growth numbers if you've got them? Thanks.

Tom Freston

Okay, well, home video at Paramount, it constitutes now about 60% of our revenue. We think the category is still strong, it is still huge. Worldwide you’re looking at a business that is still in double digits and domestically in high single digits as a category. I think projections pretty much are for the same thing for next year.

Year-to-date for Paramount, we're up 29% in this category and you've got to realize we were really late to the party on DVDs and we still have slightly less than 50% of our film library yet to be released and about 85% or so of our TV library yet to be released. We're spending a lot of time and money building out our infrastructure and distribution system and feel really good about this part of our business. And also on the horizon in '07, we're all looking at as an industry the advent of high def home DVD.

Gordon Hodge

Terrific. Thanks.

Operator

Spencer Wong, JPMorgan.

Spencer Wong

Good morning. The TV advertising growth across broadcast and cable is pretty strong in the quarter. Can you just talk about what you're seeing in the scatter market for both cable and broadcast? And maybe talk specifically about first quarter cancellation options? I think they were due in October.

Les Moonves

I will first talk to that and then I will throw it over to Tom to talk about cable. We are doing great in the scatter market. As reflected by our ratings, we are having a great opening of the year, as is ABC. I think we are taking the lion's share of the scatter market. We're seeing some numbers that are slightly above what the upfront was. There is plenty of activity. We are way ahead of where we have been with NFL sales; the NCAA tournament is way up.

We sold slightly less of our inventory this past May than we had in previous years. So the strength in the scatter market because of ratings is proving to be very exciting. In addition in UPN obviously we have had better results than we have ever had before with shows that for the first time in many years with America's Next Top Model and Everybody Hates Chris that people really want to buy. So we are anticipating continued great results.

First quarter is looking very strong in terms of scatter once again. It is all performance based and we feel like there's a great stability in CBS that is not seen in anywhere else and we are a good bet. Tom?

Tom Freston

On the cable side, we have seen a really terrific scatter market in the third quarter, up double digits. The trend we've seen in the last few quarters is that money comes in hot and heavy, it just comes in later. But it does come in. As we look into the fourth quarter we're up double digits again and we're looking at unit rates pretty much across our portfolio. They are about 20% higher than the up front rates, which is certainly a good sign. And driven, in part, I think, by the fact that most of our networks are at all-time ratings high. And our inventory is in good demand and the money is there.

Spencer Wong

Thank you.

Operator

Jessica Reif Cohen, Merrill Lynch.

Jessica Reif Cohen

I have one question for Tom and one for Les. Tom, could you talk about the affiliate fee outlook? Is it in the same 10% range? I guess it’s a multipart about the affiliate fees. Was the 10% increase all in the U.S. and what is the biggest driver there?

Tom Freston

Well, all of our deals which are long-term deals have built-in rate increases on an annual basis that drives up our revenue. But as big a piece is the fact that we're increasing our volume as our digital networks like VH1 Classic or Noggin or in Nicktoons or LOGO continue to roll out and get full distribution on the digital tier. So those two things kind of keep us in that high single digits/low double digit range on a quarterly basis.

Jessica Reif Cohen

And then for Les on retransmission consent, clearly cable you need to wait for the deals to expire but will the telcos like specifically Verizon, pay retransmission from the beginning?

Les Moonves

I don't want to go into specific brands, but there are telco deals that are coming up that we expect to get retrans almost immediately. So we're going to see some of that activity occurring very shortly and it bodes well for the future when the bigger cable deals come up as well.

Jessica Reif Cohen

Thanks.

Operator

Raymond Katz, Bear Stearns.

Victor Miller

Actually it's Victor Miller. Les, a question about Radio. There have been many changes in the Radio business for your business this year in '05 and you've been able to grow the business 2% the last three quarters. So it has been very good in the face of all those changes. But for '06 you face a larger challenge replacing Howard Stern, there's about $100 million associated just with his show which is almost 5% of your revenue. And as you know as well as a network guy, the patina of that strength of that show impacts other day parts.

So given the fact that Radio has held changes well in '06, but given the reality of Howard Stern in '06, sorry, the changes in '05 and given the reality of Howard Stern in '06, can the radio actually grow its topline in your mind in '06? Thanks.

Les Moonves

You know what, Victor, I'm not going to deny that the loss of Howard Stern is not of slight concern to us. However, I must say you know what the margin on the Howard Stern show as we were going forward is not that great. Yes, revenues will be down but costs will go down significantly. I think we have announced certain changes and I think you have seen over the last year with the Radio business with the addition of Jack and podcasting and these recent announcements of the various people in the various regions some of which will work, some of which won't work, we have proven to be very nimble on that.

The effect of Howard Stern on another day part is not nearly as significant as it would be a hit show in television, for instance. So we're not even including that as a major significant hit to us. As I said, revenue might be down. Costs will be down, but margins probably will increase because of this and in radio that is the name of the game.

Victor Miller

And on the Outdoor side, you talked about onerous contracts. What is the negative impact on some of those when you actually do -- if you do decide to pass on those? What is the EBITDA impact of those that you're really not doing well on or no interest in re-signing?

Les Moonves

The EBITDA impact, our EBITDA goes up. We were involved with some bad transit deals that have now gone away. If it is a dumb deal, we won't make it. There were a couple of deals recently that street furniture deal in New York where Cemusa paid $1 billion; we were not even in the ballgame. We're not going to do stupid deals anymore. Every new deal we do with the Outdoor business has to have the appropriate margin and the appropriate revenue and EBITDA effect. Fred, do you want to add anything to it?

Fred Reynolds

Yes. The Outdoor business is showing a lot of really good strength here in North America and to Leslie's point, if we lose some of these very expensive contracts and we are bidding smart, our profit goes up and our revenue still goes up on other parts of Outdoor. So you will see margin expansion.

Victor Miller

Thank you.

Operator

Doug Mitchelson, Deutsche Bank.

Doug Mitchelson

Thank you very much. You have talked on several occasions about leverage targets and to be fair you have been the only entertainment company to not just use free cash flow but also borrow to repurchase shares. At the same time at this valuation level, why not be even more aggressive now even 2X what you are doing? Also how quickly do you expect to ramp the new Viacom at the new Viacom to the leverage targets you outlined today? Is that a soon as possible target? A one-year target, a two-year target? When do you get to three times leverage at the new Viacom?

Michael Dolan

Doug, it's Mike Dolan. Actually we're buying now about as many shares as we can. We are limited in terms of the amount of shares we can buy. We're pretty much at the maximum that we can buy. Our intention is to be in the market early next year with the new program and out of the gates from day one.

Doug Mitchelson

Have you considered at all, Mike or Sumner, a bigger share purchase plan in the form of a tender?

Sumner Redstone

We have not considered a tender. But you will see us in the market when we go in today as aggressive as the law permits.

Doug Mitchelson

Thank you.

Operator

Doug Shapiro, Banc of America Securities.

Doug Shapiro

Yes, thanks. I was wondering if you could give a little bit of detail on the expense growth at the cable networks just in terms of how much of that is tied to the new digital initiatives and how much is just normal development spending? And then the second part of that is whether you are able yet to start to quantify some of the contribution of all the digital initiatives -- I guess specifically at MTV Networks?

Tom Freston

OK, if you look at our expense growth, first of all we're not looking at our margins on a quarterly basis and we have at the cable networks increased our margins over the years. This year we projected we would be flat year-to-year, sort of in the low/mid 40s and we are on line to do that. This quarter due to some timing issues we're not there.

In this quarter alone, we've probably got $30 million in new business initiatives that account for the expense growth. That would include things like the full inclusion of VIVA on a year-to-year basis. It is a lower margin business. We acquired it last year. That alone is about one margin point.

We've got startup investments in LOGO, our gay/lesbian service; Nickelodeon Germany; other international networks; acquisition of various digital rights that we need to fully prepare ourselves for what we want to do in the digital world; startup and broadband services like MTV Uber, Comedy Central's MotherLoad which I alluded to; MTV Overdrive and so forth.

We have invested in a company in Japan called FLUX that we started. It is entirely involved in wireless content creation and distribution. Put some money into Neopets. So you can see the lion's share of our incremental spending is going into these digital businesses and these are businesses where we see huge growth rates. Seen our advertising businesses in this category are up over 50% year-on-year and we are trying to create more avenues for content where advertisers can connect with our audiences.

So we think it is probably the best place we can put our money and we are able to do so with a relatively small impact in terms of our margin.

Doug Shapiro

In terms of quantification, I think early in the year you said that something like the total revenue contribution was a triple digit millions number and I was wondering -- Bob Bakish said at a conference -- at what point can you update on how that's progressing?

Michael Dolan

I think when we -- this is Mike Dolan. When we talk to you in December, Tom and I will be out visiting with a number of you and I think we will update you more specifically on that at that point.

Doug Shapiro

Okay, great. Thank you.

Operator

Kathy Styponias, Prudential.

Kathy Styponias

Hi, thanks. My question is for Les. Les, you articulated -- your company has kind of been positioned as the slower growing one certainly relative to Viacom. But yet you have talked about reinvesting in new growth areas and I was just wondering if you can give us a sense either quantitatively or qualitatively where that investment might go? And also whether or not there are any assets that you might be interested in divesting of? Thanks.

Les Moonves

You know what -- yes, in comparison to the new Viacom we will be the slow growth company. It is obvious the cable channels do grow considerably faster and higher than we do and we are the value company and that will continue to be a goal of ours.

In terms of looking at acquisitions, we're not looking for major investments; however we are looking for new media companies that potentially fit with what we are trying to do with our core businesses. As I mentioned before, everything that we do will stem from our content. So as we go out to look at certain acquisitions and most of them will be tuck-in acquisitions -- you're not going to see a major transforming acquisition at any point. We are looking towards our future and how do we expand the businesses that we are already in.

In terms of divestitures, right now in terms of the profile of our new company, there is no great need to look to divest anything. The businesses all fit with what the profile of our company is and that is where we are right now.

Kathy Styponias

Thanks.

Operator

Michael Nathanson, Sanford Bernstein.

Michael Nathanson

Thanks. I have two. One for Les, a two-parter, and then for Mike Dolan. I just want follow-up on Kathy's questions. You recently said at a conference, Les, that you're interested in cable networks and there is a report that you're interested in college sports. So is cable networks part of the acquisition plan going forward? To kind of pin you down on that?

Les Moonves

You know what, we are looking at everything. We look at everything. I don't see us competing with the other side of the family. I don't see us buying a music channel or a kid's channel. If there is something that fit with some of the businesses that we are already in, we certainly would consider that. The cable business is a very good business and we like it. So we're looking at everything that fits into what we do.

Michael Nathanson

Okay, and then following up if you could just isolate for me if you take out in this quarter syndication, which I know is a onetime and Showtime which is inclusive first time and a write-down, what would the core profitability be at Television on kind of a steady-state basis?

Les Moonves

Let me throw that over to Fred.

Fred Reynolds

I think if you take those out obviously the lumpiness of a syndication gain like on CSI is enormous. My guess is you would see us up at least 5 to 10 margin points higher, fairly significant particularly with the write-down of the two stations which we don't expect to have that happen very frequently.

Just on that point, we said a while ago that we were going to buy in key markets like Sacramento which we are glad we do now because of California and we sold four stations. So just on the TV stations alone, our revenue will be about the same but our profits will be up probably $25 million by adding one station and selling four. As far as the syndication gains in '06 we have some coming up again with Star Trek Voyager, we hope to do well on that, second title of Frasier. So it's just hard to pick which quarter they will be in, but clearly the quarter to strip out all the onetime stuff from '04 or the negatives '05, we'd have been much, much stronger.

Michael Nathanson

Fred, do you think you could change the reporting that way, basically maybe give us stations separately from syndication or network separately from syndication?

Fred Reynolds

No, I don't think so. I think what we will try and do is illuminate the issues each quarter, so you'll see the positives and the negatives, because unfortunately there is so much interconnection between the network to the production side to the TV station side that you have to look at it in total. That's how Leslie manages the business in total. He looks at the total flow of revenue and the cost to get that revenue. It's like the NFL, it's like to get comp, all the other things that we do in the programming. So I hope to be able to give you a lot of clarity as to when there are these onetime pluses and minuses each quarter, and hopefully we can help you get back to the underlying base growth. I'd just end on the third quarter; it is much stronger if you strip out all the onetime.

Les Moonves

To add to what Fred was saying, it is real important that Paramount Television is now the major supplier for UPN and CBS. In addition, our syndication companies are feeding our stations and when you figure out deficit financing, you include what the cost is to the network as well as the cost to the production company as well as your future syndication revenues. So the models in television are very different than they were even five or six years ago.

Michael Nathanson

Okay, and then can I just ask Mike on free cash flow in the quarter, it was pretty impressive year-over-year. What was the source of the improvement? And is there any likely reversal in that?

Michael Dolan

In fact, Michael, I think it was extraordinary and we are delighted but a lot of it is timing related. And we think that we are targeting somewhere between 2.7 and maybe 2.8 for the full year.

Michael Nathanson

Okay, thanks so much.

Operator

Lowell Singer, Cowen Investment Bank.

Lowell Singer

Thanks. Question for both Tom and for Les. Tom, can you talk a little bit about your outlook for Cable Network margins over the next couple of years? And Les, you talked a little bit about network scatter. I wanted to ask more of an industry question which is how you expect overall inventory to be as we progress through the season, particularly with regard to NBC and what they might do with the make good situation they are most likely in? Thanks.

Tom Freston

You know, if you look at the margins of our cable businesses, if you lump together MTV Networks and BET, it is really a basket of margins in a whole bunch of different types of business. On one hand we've got networks that are a bit more mature like MTV and Nickelodeon in terms of where their margin is. We've got several services that still have a lot of head room on the margin side, Comedy Central, VH1, CMT, Spike TV and so forth. There's all our digital businesses that are growing at a very high rate that currently have very small margins.

But I would say if you put the whole basket together and as we look at it over time, we're looking at our margins being pretty much in the same range that they are now, sort of in the low to mid 40s. I don't see any huge margin improvement over that. We're not really focused on margins as a key driver of our business. We like to keep them in that sort of pocket if you will but that's sort of the story. I don't know if you want to add to that at all, Mike?

Michael Dolan

We have a lot of conversations about this and I think to be kind of overly focused on margins may be the wrong approach to take. We would gladly trade off a decrease in margin for extraordinary growth in revenues that produced extraordinary growth in earnings and free cash flow. So I think you have to look at all the variables, revenue growth, margins, earnings growth, free cash flow as a piece rather than focus on just one item in the mix.

Les Moonves

I will talk about your scatter question. Specifically regarding NBC, it is sort of hard to tell right now. As I said, ABC and CBS are off to great starts for the Fall season. Fox, it's too early to tell because they always have baseball that sort of comes in the middle so you can't really tell where they are at until a little bit later in the season. NBC is a bit more complicated this year because they have the Olympics. And all sorts of scatter results involve the sale of the Olympics and when make goods are done and how they are doing it. So, it is sort of impossible for me to comment on where they are in terms of that because I don't know exactly where they are in terms of their Olympics sales.

Lowell Singer

Okay, thanks.

Operator

Anthony Noto, Goldman Sachs.

Anthony Noto

Thank you very much. Tom, my question relates to the entertainment business. It looks like the business is on track to have a record year in both operating income and EBITDA, depending on how the fourth quarter obviously goes. And that reflects the dual benefit of the library and home video, as well as strong theatrical performance. As we look into 2006, I was wondering if you could shed a little bit of light on both of those factors?

We are assuming you can potentially grow your home video business in the mid teens where for most studios we have no growth and that is predicated on two things, one, maintaining your box office share; and two, continued sizable releases from the library. So if you could comment on your slate so we can get a perspective on the box office share and also the number of releases you'll have in '06 versus '05 from the library in terms of units? Thanks.

Tom Freston

Okay, Anthony. We are looking at -- turning around the studio takes a bit of time. We're probably looking at a total amount of releases from Paramount next year in the 12 to 13, maybe 14 range, lower than usual. But we have got some great titles in the mix. We have got of course Mission III that is going to open in May with Tom Cruise, Mission: Impossible III. We've got the still untitled World Trade Center project with Oliver Stone. It stars Nicolas Cage about the last two policemen to be taken alive out of the World Trade Center on September 11 and it is really a great, compelling story. I think it is going to connect very well.

We've got a CGI animated movie called Barnyard that's directed by Steve Oedekerk. Charlotte's Web, which stars Dakota Fanning and has Julia Roberts. We've got a comedy -- it will be for a summer releases called Nacho Libre, which is about a cult of Mexican wrestlers. It stars Jack Black. So there is a range of titles.

We are hesitant to really increase the size of the slate just to put movies out there for the sake of it. The slate is going to be pretty much backloaded to the last three quarters of the year and what that means is that in terms of our home video business while we see great growth in terms of the category and we still have a lot of titles to release, our DVD business for the first half of the year anyway is not going to be probably everything we want it to be. But the studio is very much on a track for this reinvention I talked about. We're moving towards this multi-label strategy there and feel very, very confident that we are on the right road at Paramount.

Anthony Noto

Great. Then if I could ask one other additional question. Both Les and Tom, you commented on the ad environment for cable networks and broadcast television as well as TV stations being very positive. And then I look at the guidance for a full year and you're still guiding to mid single digit growth, which implies in the fourth quarter just around 7%, 8% growth. Why not be more bullish about the fourth quarter outlook given the visibility it sounds like you have?

Michael Dolan

This is Mike. I guess we are at this point just trying to be a bit conservative and to really make sure that we deliver the goods. And at this point the early signs are good, but I think we're happy with the guidance that we have given.

Anthony Noto

Great, thank you.

Marty Shea

Thank you all for a much for joining us for our last conference call as the old Viacom and we look forward to talking to you as separate companies next year. Jim and I will be around for questions.

Operator

This does conclude today's conference. We do thank you for your participation. You may disconnect at this time.